U.S. Mail
Mail Stop 6010

May 11, 2006

Mr. George Aronson
Chief Financial Officer
Intermpharm Holdings, Inc.
75 Adams Avenue
Happauge, NY 11788

Re: Interpharm Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 28, 2005
File No. 001-15981

Dear Mr. Aronson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief